Exhibit 99.1

Ryde Group Ltd Listing on the Quotation Board of the Frankfurt and Stuttgart Stock Exchange

SINGAPORE, June 7, 2024 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, is pleased to announce a secondary listing on the Frankfurt (FSE) and Stuttgart (XSTU) Stock Exchanges under the symbol D0S.

This strategic expansion enhances trading opportunities for European investors while maintaining Ryde’s primary listing on the NYSE American under the ticker “RYDE”. The secondary listing allows existing shareholders to trade their shares on the FSE and XSTU without affecting their ownership. By listing on the Frankfurt and Stuttgart Stock Exchanges, Ryde Group positions itself to capitalize on the global investor base across different markets.

Ryde CEO and Founder, Terence Zou, expressed, “By listing on the Frankfurt and Stuttgart Stock Exchanges, we are strategically expanding our investor base and making Ryde’s unique value proposition more accessible to the European markets. We will be appointing new investor relations advisors in Germany to raise awareness of the Ryde value proposition.”

Listing Details

ISIN: KYG7733R10120 | WKN: A3E1JW | Symbol: D0S

https://www.boerse-frankfurt.de/equity/ryde-grp-ltd-a-dl-0002

https://www.boerse-stuttgart.de/en/products/equities/stuttgart/a3e1jw-ryde-grp-ltd-a—dl-0002

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and also the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, FSE and XSTU, we are reimagining the way people and goods move around. We offer a full suite of services, including carpooling, private hire, taxi, and delivery, but what truly sets us apart is our commitment to empower our private-hire and taxi partners. We take 0% commission, ensuring that more of every hard-earned dollar goes to drivers on our platform. For more information, please visit https://rydesharing.com/ to learn more.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.